SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December 2007

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: December 04, 2007

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Investor Relations Officer +5266-7758-5838 cmoctezuma@homex.com.mx

Press Release

Homex Announces Strong Revenue Growth and Improved Margins for 2008

Culiacán Mexico, December 4, 2007— Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX] today announced guidance for 2008.

"We foresee further market opportunities for Homex in a housing market that continues to show solid growth for the future years. The Company has an adequate product mix, diversified sources of financing for its clients and a geographic diversification nation-wide that will help Homex to keep gaining market share in 2008. The recent outlook provided by INFONAVIT, which estimates an approximately 33% increase in the total value for its 2008 mortgage program compared to 2007 and 3.2% increase from its previous 2008 base scenario, as well as the positive expectations on mortgage allocation from commercial banks, provides an excellent opportunity for Homex and further certainty to the housing market overall,” commented Gerardo de Nicolas, Homex’s Chief Executive Officer.

“These favorable housing market conditions are supported by an economic outlook that continues to be positive in terms of inflation rate, lower foreign exchange fluctuations and stable interest rate,” added Gerardo de Nicolas.
Demand will be mainly driven by our potential clients increasing number and purchasing power. Formal employment in urban cities is expected to grow 5.3% in 2008, equivalent to 789 thousand new jobs. According to OECD and The Bank of Mexico, unemployment is expected to be approximately 3.7% and GDP is expected to grow 3.4% during the year.

A diversity of mortgage products and initiatives, like the subsidy program designed to attend workers earning less than 4 times the minimum wage salary, will further consolidate in 2008, providing a stronger demand for the segment where Homex has a leading position. The Federal Government and its mortgage agencies, INFONAVIT, FOVISSSTE and SHF as well as commercial banks relying on the launch of new and innovative products to target both affordable-entry and middle-income markets will also play an important role increasing housing opportunities and improvimg the quality of life of Mexican families.

For 2008, Homex expects revenues to rise in the range of 16% to 18% in real terms, while maintaining an efficient operation with an EBITDA1 margin in the range of 24.0% to 25.0%, exceeding the 2007 performance.

The Company expects to sustain growth during 2008 and to post the highest growth rate in the sector.

1) Margin EBITDA is the result of dividing EBITDA by total revenues. EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest builder in Mexico, based on the number of homes sold, accumulated revenues and net income.

For additional corporate information please visit the Company's web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. press releases, quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: December 12, 2007
By: Alan Castellanos
Name: Alan Castellanos
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer